UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Newpark Resources, Inc.
(Name of Subject Company (Issuer and Filing Person (Offeror))
Options to Purchase Shares of Common Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)
651718504
(CUSIP Number of Class of Securities)
Mark J. Airola
Vice President, General Counsel, Chief
Administrative Officer and Secretary
2700 Research Forest Drive, Suite 100
The Woodlands, Texas 77381
(281) 362-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
W. Mark Young
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$322,918	$9.91

*	For purposes of calculating amount of filing fee only. This amount assumes that options to purchase an aggregate of 140,279 shares of common stock of Newpark Resources, Inc. having an aggregate value of $322,918 as of October 30, 2007 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of October 30, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
          This Tender Offer Statement on Schedule TO is filed by Newpark Resources, Inc., a Delaware Corporation (“Newpark”) and relates to Newpark’s offer to certain optionees to amend certain options to purchase common stock of Newpark to increase the exercise price thereof upon the terms and subject to the conditions set forth in the Offer to Amend Eligible Options dated November 5, 2007 (the “Offer to Amend”).
Item 1. Summary Term Sheet
          The information set forth in the Offer to Amend in the sections entitled “Offer to Amend Eligible Options” and “Summary Term Sheet & Frequently Asked Questions” is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address.
          The name of the issuer is Newpark Resources, Inc. The address of Newpark’s principal executive offices is 2700 Research Forest Drive, Suite 100, The Woodlands, Texas 77381. The telephone number of Newpark’s principal executive offices is (281) 362-6800. The information set forth in the Offer to Amend under Section 16 of the Offer to Amend, “Information About Newpark,” is incorporated herein by reference.
     (b) Securities.
          This Tender Offer Statement on Schedule TO relates to the Offer to Amend by Newpark pursuant to which Newpark is offering certain optionees the opportunity to amend certain portions of certain stock options to purchase Newpark’s common stock to increase the exercise price of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued by the U.S. Internal Revenue Service thereunder. Newpark is making the Offer (as defined in the Offer to Amend) upon the terms and subject to the conditions described in this Offer to Amend, including the conditions described in Section 7 of the Offer to Amend. The stock options that are the subject of the Offer are those stock options that have each of the following characteristics:
•	options that were granted to an Eligible Optionee (as defined under the Offer to Amend) under the Newpark Resources, Inc. 1995 Incentive Stock Option Plan, as amended (the “1995 Plan”), on certain dates to Newpark’s employees during the period from October 30, 2002 to June 1, 2005;

•	have an exercise price per share that was less, or may have been less, than the fair market value per share of Newpark’s common stock underlying the option on the option’s grant date;

•	vested or are scheduled to vest after December 31, 2004;

•	are beneficially owned by current employees of Newpark that are subject to U.S. taxation; and

•	are still outstanding and unexercised on the date the Offer expires, subject to the further terms and conditions set forth in the Offer to Amend.
          Optionees who elect to amend their Eligible Options (as defined in the Offer to Amend) will receive an email within three business days after the Expiration Time (as defined in the Offer to Amend) confirming their amendments and elections, pursuant to which portions of such options will be amended to increase the exercise price. The subject class of securities consists of the Eligible Options (as defined in the Offer to Amend). The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options tendered by holders of Eligible Options (“Eligible Optionees”) and accepted for amendment. The information set forth in the Offer to Amend under “Summary Term Sheet & Frequently Asked Questions”, Section 1, “Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer,” and Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference.
     (c) Trading Market and Price.
          The information set forth in the Offering Memorandum under Section 8, “Price Range of Common Stock,” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
          The information set forth under Item 2(a) above and in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
          The information set forth in the Offer to Amend under the section entitled “Offer to Amend Eligible Options,” the section entitled “Summary Term Sheet & Frequently Asked Questions,” Section 1, “Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer,” Section 2, “Purpose of the Offer,” Section 3, “Status of Eligible Options Not Amended in the Offer,” Section 4, “Procedures for Amending Eligible Options,” Section 5, “Change in Election,” Section 6, “Acceptance of Eligible Options for Amendment,” Section 7, “Conditions of the Offer,” Section 10, “Accounting Consequences of the Offer,” Section 11, “Legal Matters; Regulatory Approvals,” Section 12, “Material U.S. Federal Income Tax Consequences,” Section 13, “Extension of Offer; Termination; Amendment,” and Section 15, “Source and Amount of Consideration,” is incorporated herein by reference.
     (b) Purchases.
          The information set forth in the Offer to Amend under Section 1, “Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer,” and Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements involving the subject company’s securities.
          The information set forth in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference. The option plan administered by Newpark pursuant to which Eligible Options were granted by Newpark is filed as Exhibit (d)(1) hereto and contains information regarding the subject securities and are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans of Proposals.
     (a) Purposes.
          The information set forth in the Offer to Amend under the section entitled “Summary Term Sheet & Frequently Asked Questions” and Section 2, “Purpose of the Offer,” is incorporated herein by reference.

     (b) Use of securities acquired.
          Not applicable.
     (c) Plans.
          At present, the board of directors is composed of seven members. Newpark from time to time evaluates strategic acquisitions and will continue to do so in the future. Newpark may issue its stock or pay cash in connection with such acquisitions. Newpark may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer to Amend under Section 8, “Price Range of Common Stock,” and Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
          The information set forth in the Offer to Amend under Section 1, “Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer,” Section 10, “Accounting Consequences of the Offer,” Section 14, “Fees and Expenses,” and Section 15, “Source and Amount of Consideration,” is incorporated herein by reference.
     (b) Conditions.
          The information set forth in the Offer to Amend under Section 7, “Conditions of the Offer,” is incorporated herein by reference.
     (d) Borrowed funds.
          Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities ownership.
          The information set forth in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference.
     (b) Securities transactions.
          The information set forth in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or recommendations.
          The information set forth in the Offering Memorandum under Section 14, “Fees and Expenses,” is incorporated herein by reference.
Item 10.
     (a) Financial information.

          The information set forth in Item 8, “Financial Statements and Supplementary Data,” of Newpark’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2007, including all material incorporated by reference therein, is incorporated herein by reference. Part I, Item 1, “Unaudited Consolidated Condensed Financial Statements,” of Newpark’s Quarterly Report on Form 10-Q for its quarter ended March 31, 2007, filed with the SEC on May 8, 2007, including all material incorporated by reference therein, and Part I, Item 1, “Unaudited Consolidated Condensed Financial Statements,” of Newpark’s Quarterly Report on Form 10-Q for its quarter ended June 30, 2007, filed with the SEC on August 3, 2007, including all material incorporated by reference therein, are incorporated herein by reference. The information set forth in the Offer to Amend under Section 16, “Information About Newpark,” Section 17, “Additional Information,” and “Risk Factors Relating to the Offer” (beginning on page 8 thereof), is incorporated herein by reference. Newpark’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.
     (b) Pro forma information.
          Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
          (1) The information set forth in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference.
          (2) The information set forth in the Offer to Amend under Section 11, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.
          (3) Not applicable.
          (4) Not applicable.
          (5) Not applicable.
     (b) Other Material Information.
          The information set forth in the Offer to Amend under Section 16, “Information About Newpark,” is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer to Amend Eligible Options dated November 5, 2007

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Receipt of Election Form

(a)(1)(D)	Form of Final Election Confirmation Statement (for Offer Participants)

(a)(1)(E)	Form of Final Election Confirmation Statement (for Offer Non-Participants)

(b)	Not applicable

     (d)(1) Newpark Resources, Inc. 1995 Incentive Stock Option Plan, filed as Exhibit 10.8.1 to Newpark Resources, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the SEC on March 11, 1996, and incorporated herein by reference
     (g)       Not applicable
     (h)       Not applicable
Item 13. Information Required by Schedule 13E-3.
          Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2007

NEWPARK RESOURCES, INC.
By:	/s/ Mark J. Airola
	Name:	Mark J. Airola
	Title:	Vice President, General Counsel, Chief Administrative Officer and Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Amend Eligible Options dated November 5, 2007

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Notice of Receipt of Election Form

(a)(1)(D)	Form of Final Election Confirmation Statement (for Offer Participants)

(a)(1)(E)	Form of Final Election Confirmation Statement (for Offer Non-Participants)

(d)(1)	Newpark Resources, Inc. 1995 Incentive Stock Option Plan, filed as Exhibit 10.8.1 to Newpark Resources, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the SEC on March 11, 1996, and incorporated herein by reference